UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-40376

Waterdrop Inc.

(Translation of registrant’s name into English)

No. 203 Wangjing Lize Zhongyuan Zone 2

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—Waterdrop Inc. Announces First Quarter 2026 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waterdrop Inc.

	By:	/s/ Xiaoying Xu
	Name:	Xiaoying Xu
	Title:	Head of Finance

Date: June 16, 2026